UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

                             Amendment No.: 2 * (1)

                Name of Issuer: BNP Residential Properties, Inc.

      Title of Class of Securities: Common Stock, $.01 par value per share

                             CUSIP Number: 05564T103


             Date of Event Which Requires Filing of this Statement:

                                November 14, 2005

                          Check the appropriate box to
                           designate the rule pursuant
                        to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)

                   *The remainder of this cover page shall be
                       filled out for a reporting person's
                    initial filing on this form with respect
                     to the subject class of securities, and
                               for any subsequent
                     amendment containing information which
                           would alter the disclosures
                         provide in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
                    Section 18 of the Securities Exchange Act
                     of 1934 ("Act") or otherwise subject to
                     the liabilities of that section of the
                      Act but shall be subject to all other
                             provisions of the Act.
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(1)      This second amendment to Schedule 13G is being filed to correct the address of the reporting persons contained in the first amendment to
         Schedule 13G filed by Peter J. Weidhorn and Preferred Investment I, LLC with the Securities and Exchange Commission on November 18, 2005 (the "First Amendment"). This amendment makes no other changes to the First Amendment.


CUSIP Number:  05564T103

1.       Name of Reporting Persons
         I.R.S. Identification No. of Above Persons

                  Peter J. Weidhorn

2.       Check the appropriate Box if a Member of a Group

                  a.
                  b.

3.       SEC Use Only

4.       Citizenship or Place of Organization

                  United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.       Sole Voting Power:

                  466,091

6.       Shared Voting Power:

                  0

7.       Sole Dispositive Power:



                                    Cover-2

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                  466,091

8.       Shared Dispositive Power:

                  0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  466,091

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares /   /

11.      Percent of Class Represented by Amount in Row (9)

                  4.5%

12.      Type of Reporting Person

                  IN

                                    Cover-3
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 CUSIP Number:  05564T103

1.       Name of Reporting Persons
         I.R.S. Identification No. of Above Persons

                  Preferred Investment I, LLC

2.       Check the appropriate Box if a Member of a Group

                  a.
                  b.

3.       SEC Use Only

4.       Citizenship or Place of Organization

                  New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.       Sole Voting Power:

                  0

6.       Shared Voting Power:

                  0

7.       Sole Dispositive Power:

                  0

8.       Shared Dispositive Power:

                  0

                                    Cover-4
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  0

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares  /   /

11.      Percent of Class Represented by Amount in Row (9)

                  0%

12.      Type of Reporting Person

                  00

                                    Cover-5

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Item 1   (a) Name of Issuer:  BNP Residential Properties, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                  301 S. College Street
                  Suite 3850
                  Charlotte, NC 28202-6024

Item 2 (a)-(c) Name, Address of Principal Business office, and Citizenship of Persons Filing:


                  Peter J. Weidhorn and Preferred Investment I, LLC 60 Thomas Drive
                  Manalapan, NJ 07726


                  Peter J. Weidhorn is a citizen of the United States of America. Preferred Investment I, LLC is a limited liability company formed under the laws of the State of New Jersey


         (d) Title of Class of Securities: Common Stock, $.01 par value per share

         (e) CUSIP Number: 05564T103

Item 3. If this  statement is filed pursuant to Rule 13d-1(b) (1) or 13d-2(b) or
(c) check whether the person filing is: Not Applicable.

Item 4.  Ownership.

         (a) Amount Beneficially Owned:

                           466,091

         (b) Percent of Class:

                           4.5%

         (c) Number of Shares as to which the person has:

             (i) Sole Power to vote or direct the vote: 466,091


                                      6
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              (ii)  Shared power to vote or to direct the vote: 0
              (iii) Sole power to dispose or to direct the disposition of:
                    466,091
              (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

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Item 10. Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


November 21, 2005                       /s/  Peter J. Weidhorn
                               --------------------------------------------
                                           PETER J. WEIDHORN



                                        PREFERRED INVESTMENT I, LLC


November 21, 2005              By:      /s/  Peter J. Weidhorn
                                  -----------------------------------------
                                           Peter J. Weidhorn, its
                                           Managing Member

                                       8
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                                  EXHIBIT INDEX


                  EXHIBIT                   DESCRIPTION

                   99.1                     Joint Filing Agreement


                                       9
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